JAKKS PACIFIC, INC.

2951 28th Street

Santa Monica, California 90405

(424) 268-9444

May 1, 2026

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporate Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Erin C. Donahue, Esq.

Re:	JAKKS Pacific, Inc. (the “Company”) Registration Statement on Form S-3 Filed October 29, 2025 Amended April 30, 2026 File No. 333-291138

Dear Ms. Donahue:

This letter shall serve as the request of the Company, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, May 4, 2026, 5:15PM, or the soonest practicable time thereafter.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and ( iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Irving Rothstein of Feder Kaszovitz LLP at (212) 888-8200.

Sincerely,

JAKKS Pacific, Inc.

By:	/s/ John L. Kimble
John L. Kimble
Chief Financial Officer